Exhibit 4.102

Authorization Agreement

I, Zhang Yi, a citizen of the People’s Republic of China (the “PRC”), the ID Card Number 110108197504292240, hereby irrevocably assign to Mr. Wang Qindai the following powers and rights during the term of this Letter of Undertaking:

I hereby assign Mr. Wang Qindai the right to vote on my behalf at the shareholders’ meetings of Shanghai Magma Digital Technology Co. Ltd. (the “Company”) and exercise the full voting rights as the shareholder of the company as have been given to me by law and under the Articles of Association of the company, including but not limited to, the voting rights regarding the sale or transfer of any or all of the shares of the Company held by myself and the designation and appointment of the directors of the Company at the shareholders’ meeting of the Company.

Such authorization is based upon the condition that Mr. Wang Qindai is acting as general manager of Hurray! Times Communications (Beijing) Ltd and Hurray! Times Communications (Beijing) Ltd. agrees to such authorization and designation. Once Mr. Wang Qindai no longer holds the position of general manager of Hurray! Times Communications (Beijing) Ltd., such authorization as granted to him hereunder shall be automatically terminated. Then I shall designate/authorize the Chinese successor of the position of the general manager of Hurray! Times Communications (Beijing) Ltd. to exercise the full voting rights on behalf of myself at the shareholders’ meetings of the Company.

The term of this Letter of Undertaking is 10 years commencing from the execution date of this Letter of Undertaking unless the early termination of the Operating Agreement jointly executed by the Company, Hurray! Times Communications (Beijing) Ltd., myself and Shang Aiqin occurs for any reason. This Letter of Undertaking is executed in Chinese.

Zhang Yi

January 12, 2006